Filed by Trailblazer Merger Corporation I. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trailblazer Merger Corporation I

Commission File No. 001-41668

On July 17, 2025, Cyabra Strategy Ltd. Issued the following press release:

Cyabra Launches AI-Powered Deepfake Detection Tool to Expose Media Manipulation

New York, NY - July 17, 2025 – Cyabra Strategy Ltd. (“Cyabra”), the AI-powered platform for real-time disinformation detection, has announced the launch of its advanced deepfake detection tool designed to help brands and governments counter the growing threat of AI-generated “synthetic” media.

The new capability uses artificial intelligence to analyze images and videos for signs of manipulation, providing rapid verification of content authenticity. In an era when hyper-realistic fake videos and photos spread disinformation at alarming speeds, Cyabra’s tool empowers organizations to distinguish real content from convincing forgeries, detecting threats to brand reputation and public safety.

Earlier this year, the World Economic Forum warned that organizations must be vigilant and maintain awareness of attacker techniques to protect their people and systems. In February 2024, it was reported that a finance worker for a multinational firm in Hong Kong was tricked into paying $25 million based on a Zoom meeting in which all of the participants, including the company’s chief financial officer, were all deepfakes.

The advanced detection tool leverages two proprietary AI models: PixelProof for images and MotionProof for videos. PixelProof uses spatio-frequency analysis to detect invisible pixel inconsistencies, while MotionProof identifies unnatural movement patterns and lip-sync errors across video frames. Both models deliver results in seconds and provide confidence scores with visual heatmap explanations showing exactly where content appears manipulated.

Dan Brahmy, CEO and Co-founder of Cyabra. “Our detection tool acts as a digital magnifying glass, revealing the invisible fingerprints of even the most convincing deepfakes. As digital manipulation evolves, our defenses must keep pace. This new tool gives our customers the forensic clarity needed to help them preserve trust, safeguard discourse, and defend democratic institutions.”

Recently fabricated videos of public figures - one depicting U.S. President Donald Trump being “arrested,” and another showing Ukrainian President Volodymyr Zelenskyy seemingly surrendering to Russia - briefly went viral and misled audiences before being debunked. Companies are also increasingly targets of deepfake-driven disinformation. Malicious actors can use AI-generated videos and images to fabricate corporate scandals or executive remarks, wreaking havoc on a company’s reputation and stock price. This vulnerability has made deepfake detection a critical component of brand reputation management.

Unlike standalone deepfake detection tools, Cyabra’s solution integrates into the company’s comprehensive disinformation detection platform. Deepfakes are rarely used in isolation; they are often deployed alongside fake social media profiles, bot networks, and orchestrated false narratives as part of larger influence campaigns. Recognizing this, Cyabra has built the deepfake detector to work in concert with its existing suite of tools for authenticity analysis, narrative tracking, and 24/7 real-time monitoring. This integrated approach gives government agencies and corporations the context and early-warning signals needed to counter complex disinformation threats.

Cyabra has entered into a business combination agreement with Trailblazer Merger Corporation I (NASDAQ: TBMC), a blank-check special-purpose acquisition company.

About Cyabra

Cyabra is a real-time AI-powered platform that uncovers and analyzes online disinformation and misinformation by uncovering fake profiles, harmful narratives, and GenAI content across social media and digital news channels. Cyabra’s AI solutions protect corporations and governments against brand reputation risks, election manipulation, foreign interference, and other online threats. Cyabra’s platform leverages proprietary algorithms and NLP solutions, gathering and analyzing publicly available data to provide clear, actionable insights and real-time alerts that inform critical decision-making. Cyabra uncovers the good, bad, and fake online.

For more information, visit www.cyabra.com.

Media Contact:

Jill Burkes

Jill@cyabra.com

About Trailblazer

Trailblazer is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. For more information, visit: www.trailblazermergercorp.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to certain products and services that are the subject of a proposed transaction (the “Business Combination”) between Trailblazer and Cyabra. All statements other than statements of historical facts contained in this press release, including statements regarding Cyabra’s business strategy, products and services, research and development costs, plans and objectives of management for future operations, and future results of current and anticipated product offerings, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the ability to complete the Business Combination or, if Trailblazer does not consummate such Business Combination, any other initial business combination; expectations regarding Cyabra’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Cyabra’s ability to invest in growth initiatives and pursue acquisition opportunities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Trailblazer or Cyabra following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination due to, among other things, the failure to obtain Trailblazer stockholder approval; the risk that the announcement and consummation of the proposed Business Combination disrupts Cyabra’s current operations and future plans; the ability to recognize the anticipated benefits of the proposed Business Combination; unexpected costs related to the proposed Business Combination; the amount of any redemptions by existing holders of Trailblazer’s common stock being greater than expected; limited liquidity and trading of Trailblazer’s securities; geopolitical risk and changes in applicable laws or regulations; the size of the addressable markets for Cyabra’s products and services; the possibility that Trailblazer and/or Cyabra may be adversely affected by other economic, business, and/or competitive factors; the ability to obtain and/or maintain the listing of the combined company’s common stock on Nasdaq following the Business Combination; operational risk; and the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

Important Information for Investors and Stockholders

In connection with the Business Combination, Trailblazer Holdings, Inc., a subsidiary of Trailblazer (“Holdings”) has filed a registration statement on Form S-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Trailblazer’s common stock in connection with its solicitation of proxies for the vote by its stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus of Holdings relating to the offer and sale of its securities to be issued in the Business Combination. . After the Registration Statement is declared effective, the proxy statement/prospectus will be sent to all Trailblazer stockholders so that they may vote on the Business Combination.

INVESTORS AND STOCKHOLDERS OF TRAILBLAZER ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES INVOLVED.

Trailblazer stockholders are currently able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Trailblazer at 510 Madison Avenue, Suite 1401, New York, NY 10022, Telephone: 646-747-9618.

Participants in the Solicitation

Cyabra, Trailblazer, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Trailblazer stockholders regarding the proposed Business Combination. Information about Trailblazer’s directors and executive officers and their ownership of Trailblazer’s securities is set forth in the proxy statement/prospectus pertaining to the proposed Business Combination.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. No sale of securities shall occur in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under applicable laws.

3